Form 11-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the year ended December 31, 2001

Commission File Number 1-5828

THE SAVINGS PLAN
FOR AFFILIATES
(Full title of the plan)

CARPENTER TECHNOLOGY CORPORATION
(Name of issuer of the securities held
pursuant to the plan)

1047 N. Park Rd.
Wyomissing, Pennsylvania 19610-1339
(Address of principal executive
office of the issuer)

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934,
Carpenter Technology Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE SAVINGS PLAN FOR AFFILIATES (Name of Plan)

Date June 20, 2002	By	/s/ Terrence E. Geremski Terrence E. Geremski Senior Vice President - Finance and Chief Financial Officer

Financial Statements and Exhibits

(a)	Financial Statements

The financial statements filed as part of this report are listed in the Index to Financial Statements included herein.

(b)	Exhibits

(1) Consent of Independent Accountants

THE SAVINGS PLAN FOR AFFILIATES INDEX TO FINANCIAL STATEMENTS FORM 11-K ANNUAL REPORT

Form 11-K Pages

Report of Independent Accountants	5

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000
6

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2001 and 2000
7

Notes to Financial Statements	8-12

Supplemental Schedule:

Schedule of Assets (Held at End of Year)	13

Consent of Independent Accountants	14

Report of Independent Accountants

To the Participants and Administrator of the Savings Plan for Affiliates:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan for Affiliates (the"Plan") at December 31,
2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of  Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement
Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP Philadelphia, PA May 17, 2002

THE SAVINGS PLAN FOR AFFILIATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
as of December 31, 2001 and 2000
(dollars in thousands)

ASSETS	2001	2000

Investments, at fair value	$ 9,175	$ 9,180

Receivables:
Investment income receivable	9	-
Contributions - salary deferral	26	36
Contributions - company	23	34

Total receivables	58	70

Total assets	9,233	9,250

LIABILITIES

Accrued administration expenses	23	9
Liability for Benefit Payments	-	11

Total liabilities	23	20

Net assets available for benefits	$ 9,210	$ 9,230

The accompanying notes are an integral part of the financial statements.

THE SAVINGS PLAN FOR AFFILIATES STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS for the years ended December 31, 2001 and 2000 (dollars in thousands)

	2001	2000

Additions to net assets attributed to:
Investment income:
Dividends	$ 181	$ 594
Interest	41	84

	222	678
Contributions:
Salary deferral	914	1,018
Company	763	944
Rollover	56	2

	1,733	1,964

Total additions	1,955	2,642

Deductions from net assets attributed to:
Net depreciation (appreciation) in fair value of investments	667	(187)
Benefits paid to participants	1,233	345
Administrative expenses	75	37

Total deductions	1,975	195

Net (decrease) increase	(20)	2,447

Net assets available for benefits:
Beginning of year	9,230	6,783

End of year	$ 9,210	$ 9,230

The accompanying notes are an integral part of the financial statements.
THE SAVINGS PLAN FOR AFFILIATES NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan:
The following description of the Savings Plan for Affiliates (the Plan) provides only general information. A more comprehensive description of the Plan's provisions can be found in the Plan document, which is available to participants upon request from Carpenter Technology Corporation or any participating affiliate (collectively referred to as the "Company").

General:
The Plan is a defined contribution plan which covers substantially all domestic employees of Certech, Inc., Carpenter Advanced Ceramics, Inc. (Crafts
Technology and Z-Tech Divisions), Parmatech Corporation, Rathbone
Precision Metals and Shalmet Corporation (except for salaried exempt employees who, effective July 1, 2001, became participants in the Savings
Plan of Carpenter Technology Corporation), all of which are affiliates of
Carpenter Technology Corporation, who have attained the age of 21 years and have completed at least one year of service of at least 1,000 hours.
Plan participation commences on the first day of the month following attainment of eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as
amended.

Effective October 1, 2000, PNC Advisors replaced Chase Manhattan Bank as Trustee and Recordkeeper of the Plan.

Contributions:
Each year, participants may contribute up to 17 percent of pretax annual compensation (known as salary deferral contributions), as defined by the Plan.
Participants may also contribute amounts representing distributions from other qualified plans (known as rollover contributions). The Company contributes an amount equal to two percent of each employee's total compensation for each pay period, and provides a matching contribution equal to 50 percent of the portion of the participant's salary deferral which does not exceed four percent of the participant's total compensation for each pay period (collectively known as company contributions).
Contributions are subject to certain limitations.

Participant Accounts:
The following four accounts are maintained for each participant and are credited with the applicable contributions, earnings on funds invested, forfeitures of terminated participants' nonvested accounts, and are charged with an allocation of Plan administrative expenses.

The contributions to these accounts are participant directed:

-	Employer Qualified Non-Elective Contribution Account - credited with company non-matching contributions

-	Employer Matching Account - credited with company matching contributions
-	Employee 401(K) Account - credited with salary deferral contributions
-	Rollover Monies Account - credited with rollover contributions

       Vesting:

Qualified non-elective contributions, salary deferral contributions, rollover monies, and the Plan earnings thereon, are 100 percent vested and nonforfeitable. Vesting in the Company's matching contributions is based upon years of continuous service, and a participant is 100 percent vested after three years of service, contingent upon completing at least 1,000 hours of service for each Plan year.

Investment Funds:
As of October 1, 2000, the Plan maintains eleven investment funds. Each participant may designate separately the investment fund or funds in which the accounts are to be invested.

Participant Loans:
Loans may be made to participants in an amount equal to 50 percent of the value of the vested interest in his or her account or $50,000, whichever is less.
The minimum amount of the loan shall be $1,000. Interest is charged at a rate which is 1% over the published prime rate for commercial lenders at the time the loan is initiated. Loan repayments are required for each pay period over a period not to exceed five years. A participant may have only one loan outstanding at any time.

Forfeited Accounts:
Forfeitures during the year of the Company's matching contributions are held in an account in the Vista Premier U.S. Government Money Market Fund until allocated to all eligible participants in proportion to each such participant's compensation for the plan year. Forfeitures were $7,000 in 2001. There were no forfeitures in 2000.

Benefits Paid to Participants:
Benefits paid to participants include distributions and withdrawals. Participants are entitled to a distribution equal to the value of the vested interest in his or her account upon separation from service, occurrence of a total and permanent or qualifying disability, or after the age of 59-1/2. Upon separation, a participant may elect to defer such distribution, provided the account balance is at least
$5,000. The distribution of benefits to all separated participants must begin no later than April 1 of the year after the participant retires or, in the case of a 5% owner of Carpenter Technology Corporation common stock, the date of separation. Upon attainment of age 59-1/2, participants may make withdrawals from any accounts which are 100 percent vested without limitation.
Hardship withdrawals, subject to certain restrictions, are permitted from any accounts which are 100 percent vested. Benefits paid to participants are in cash except those which consist of investments in the Carpenter Technology
Stock Fund, which can be made in shares of Carpenter Technology
Corporation common stock or cash, at the participant's option. Payments will be paid out in a lump sum or under a variety of annuity forms available for election by the participant.

Administrative Expenses:
Independent accountants' fees are paid by the Company. All other fees are paid by the Plan.

Plan Termination:
The Company has the right under the Plan to discontinue or change its contributions at any time and to terminate the Plan subject to the provisions of ERISA and any contractual obligations. In the event of termination or partial termination of the Plan, or discontinuance of contributions by the
Company, the rights of all participants to amounts credited to their accounts shall be nonforfeitable.

2.	Summary of Significant Accounting Policies:
	A.	The financial statements of the Plan are prepared under the accrual method of accounting.
B.	The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

C.	The investment in Carpenter Technology Corporation common stock is stated at fair value based on the last reported sales price as quoted on the New York Stock Exchange. The investment in the other funds are stated at their fair value, based on the current market values of the underlying assets of the funds, or as determined by the trustee.
Purchases and sales of investments are recorded on a trade-date basis.
Gain or loss on sales of investments is based on average cost. Dividend income is recorded on the ex-dividend date.

D.	The net appreciation (depreciation) in the fair value of investments in the statement of changes in net assets available for benefits consists of the realized gains or losses and unrealized appreciation
(depreciation) on investments.

	E.	Benefits are recorded when paid.

F.	Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is reasonably possible that changes in these risks in the near term could materially affect the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.	Investments:
The following presents investments that represent 5 percent or more of the Plan's net assets. (Shares and dollars in thousands)

at December 31
	Mutual Funds:		2001	2000
	Investment Company of America Fund, 70 units		$ 1,993	$ -

	Federated Mid-Cap Fund, 99 units		$ 1,677	$ -

	PNC Investment Contract Fund, 630 and 572 units, respectively		$ 1,493	$ 1,284

	BlackRock Intermediate Government Bond Fund, 85 and 76 units, respectively		$ 877	$ 771

	BlackRock Balanced Fund, 62 and 63 units, respectively	$ 868	$ 1,016

	Carpenter Technology Corporation common stock, 117 and 126 units, respectively	$ 1,139	$ 1,527

	Loan Fund, 474 units	$ 474	$ -

The Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, (depreciated) in value by ($667,000) and appreciated in value by $187,000 in 2001 and 2000 as follows:

(dollars in thousands)
		2001	2000
	Mutual funds	$ (388)	$ 328
	Common stock	(279)	(141)
		$ (667)	$ 187

4.	Tax Status:
The Internal Revenue Service has determined and informed the
Company by letter dated December 20, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been
amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.	Related Party Transactions:
Certain Plan investments are shares of mutual funds managed by
PNC. PNC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services of PNC for the years ended
December 31, 2001 and 2000 were $75,000 and $1,000, respectively.

Certain Plan investments were shares of mutual funds managed by the Chase Manhattan Bank. The Chase Manhattan Bank was the
trustee through September 30, 2000 as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services of Chase
Manhattan Bank for the year ended December 31, 2000 was $36,000.

Schedule H, line 4i - Schedule of Assets (Held at End of Year) The Savings Plan for Affiliates as of December 31, 2001

(A)	(B) Identity of issue, borrower, lessor or similar party	(C) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(E) Current Value
	Investment Company of America Fund	Registered Investment Company	$ 1,993,506
	Federated Mid-Cap Fund	Registered Investment Company	$ 1,677,137
*	PNC Investment Contract Fund	Registered Investment Company	$ 1,493,279
*	Carpenter Technology Corporation Stock Fund	Corporate Stocks - Common	$ 1,139,159
*	BlackRock Intermediate Government Bond Fund	Registered Investment Company	$ 883,510
*	BlackRock Balanced Fund	Registered Investment Company	$ 868,448
	Janus Growth Fund	Registered Investment Company	$ 258,051
	Fidelity Advisor Value Stratification Fund	Registered Investment Company	$ 183,524
*	BlackRock Index Equity Fund	Registered Investment Company	$ 85,719
	Janus International Fund	Registered Investment Company	$ 79,452
	Aim Small Cap Growth Fund	Registered Investment Company	$ 38,912
	Participant Loans	Loans to Participants - interest rate range 6.00% to 10.5%; no loans due past 5/4/07	$ 474,386

* Party-in-Interest

CONSENT OF INDEPENDENT ACCOUNTANTS

       We hereby consent to the incorporation by reference in the
Registration Statement on Form S-8 (number 033-65077) of Carpenter
Technology Corporation of our report dated May 17, 2002 relating to the financial statements of The Savings Plan for Affiliates, which appears in this Form 11-K.

PricewaterhouseCoopers LLP Philadelphia, PA June 20, 2002

Last Updated on 6/17/02
By U00954